Exhibit 99.1

CureVac Announces Financial Results for the Fourth Quarter and Full-Year 2021 and Provides Business Update

•	Executing on broad vaccine development program, with new clinical studies in COVID-19 and influenza together with GSK to validate advanced second-generation mRNA backbone

o	Initiated Phase 1 dose-escalation study in COVID-19 with CV2CoV, validating mRNA backbone for further variant adaptation

o	Fully recruited Phase 1 dose-escalation study in influenza with differentiated multivalent vaccine candidate, CVSQIV, confirmed good tolerability profile across all doses

•	Bivalent approach for combined Beta/Delta-COVID-19 vaccine candidate shows promising preclinical data, with high neutralizing capacity against each variant, as well as against Omicron

•	Increasing momentum in oncology pipeline by focusing on new avenues for T cell activation as well as access to novel classes of antigens and antigen discovery platforms

•	Launched fully owned subsidiary, CureVac RNA Printer GmbH, to accelerate development of The RNA Printer® with dedicated infrastructure and experienced management

•	Executed contract with German government for pandemic preparedness together with GSK, providing access to developed vaccines and CureVac’s manufacturing capacity

•	Cash position of €811.5 million as of December 31, 2021. EU confirms no obligation to repay upfront payment for Advanced Purchase Agreement for first-generation candidate, CVnCoV

TÜBINGEN, Germany/ BOSTON, USA – April 28, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the fourth quarter and full-year 2021 and provided a business update.

“Going into 2022, we are strengthening our competitive position as a central mRNA player by leveraging our three core competencies: broad technology platform, solid product development pipeline, and large GMP manufacturing capacities,” said Franz-Werner Haas, Chief Executive Officer of CureVac. “We are extending our technology platform into multivalent as well as modified mRNA approaches to further advance our vaccines pipeline. Together with GSK, we initiated the clinical evaluation of COVID-19 and multivalent influenza vaccine candidates. Leveraging our broad learnings, we are getting prepared to also drive broad innovation in oncology. Our fully owned subsidiary to advance The RNA Printer® is now established and the system is expected to support our oncology pipeline by enabling personalized therapy approaches. Overall, the progress made with our technology as well as our manufacturing capabilities will enable us and GSK to execute on our contract for pandemic preparedness with the German government, validating our ability to help safeguard public health today and into the future.”

“While we have resolved most of the commitments associated with the withdrawal of our first-generation COVID-19 candidate, CVnCoV, we have been working to close the final associated negotiations,” said Pierre Kemula, Chief Financial Officer of CureVac. “Importantly, we have received confirmation from the European Union that the upfront payment of €450 million associated with the now terminated Advanced Purchase Agreement for CVnCoV is not to be repaid. For 2022, our priorities lie in the execution of our second-generation development program. Programs for COVID-19 and influenza have advanced into the clinic, and the latter is on track to generating development and regulatory milestone payments. We believe our solid cash position at the end of 2021 of €811.5 million sets us up well to execute on our priorities in 2022.”

Selected Business Updates

Prophylactic Vaccines

Executing on Broad Second-Generation mRNA Vaccine Program, Jointly Developed with GSK

CureVac aims to be at the forefront of delivering second-generation mRNA-based vaccines against a range of relevant infectious diseases and is executing on a broad mRNA vaccine program in collaboration with GSK. The optimized second-generation mRNA backbone targets improved intracellular mRNA translation for increased and extended protein expression, resulting in earlier and stronger immune responses compared to CureVac’s first-generation candidate, CVnCoV. Second-generation mRNA-based vaccines are expected to allow for flexible protection against one or more emerging COVID-19 variants and to offer new mRNA approaches to other infectious disease vaccines, such as influenza, and potential combination vaccines against different viruses.

CV2CoV –Second-Generation COVID-19 Vaccine Candidate

CV2CoV is the first representative of the COVID-19 vaccine program, jointly developed with GSK, based on CureVac’s second-generation mRNA backbone. Following a successful preclinical study of the non-chemically modified candidate in non-human primates, published in Nature in November 2021, CV2CoV entered a clinical Phase 1 dose-escalation trial in March 2022. The Phase 1 study is being conducted at clinical sites in the U.S. and is expected to enroll up to 210 participants to evaluate the safety, reactogenicity and immunogenicity of CV2CoV at six different dose levels ranging from 2 to 20µg per dose. Data from the Phase 1 study are expected in the second half of 2022.

In 2022, CureVac and GSK broadened their development strategy to test chemically modified mRNA technologies in addition to unmodified mRNA. This approach will ensure a data-driven selection of the best performing candidate. A clinical program to evaluate a variant-specific COVID-19 vaccine candidate with chemically modified mRNA is expected to start later this year.

CV2CoV-Beta/Delta – Bivalent Second-Generation COVID-19 Candidate

On April 21, 2022, CureVac strengthened its COVID-19 vaccine program based on a technology expansion into multivalent approaches combining different mRNAs in one vaccine. A bivalent second-generation COVID-19 vaccine candidate encoding for the Beta and the Delta variants is jointly being developed with GSK.

A recently completed preclinical study, conducted in collaboration with the Friedrich-Loeffler-Institut, Germany, assessed a 0.5 µg dose of the bivalent Beta/Delta candidate, composed of 0.25 µg of each mRNA, in comparison to 0.5 µg doses of the corresponding monovalent vaccine controls in a mouse model. Despite containing only half the dose per variant mRNA, the combined Beta/Delta candidate performed comparably to the monovalent vaccine controls to either Beta or Delta. Notably, the bivalent Beta/Delta vaccine candidate induced two-fold higher virus neutralizing antibody titers against the Omicron variant than against the Delta variant in a rat model. This finding provides evidence for a potentially increased breadth of immune responses resulting from the bivalent approach. The full manuscript of the preclinical data is available on the preprint server bioRxiv.

CVSQIV – Second-Generation Influenza Vaccine Candidate

The first candidate from the broad infectious disease program developed in collaboration with GSK is CVSQIV, a multivalent seasonal influenza vaccine candidate also based on the advanced second-generation mRNA backbone. This differentiated vaccine candidate features multiple, separate non-chemically modified mRNA constructs to induce immune responses against four different influenza strains. Rapid manufacturing and the ability to feature even short-notice strain updates for the approaching influenza season are expected to enable mRNA technology to deliver improved influenza candidates that better meet the challenge of providing highly effective seasonally updated vaccines.

A clinical Phase 1 dose-escalation study was initiated in February 2022 to evaluate the safety, reactogenicity and immunogenicity of CVSQIV at five dose levels ranging from 3 to 28 µg per dose. The study is fully recruited with 240 participants. Dose-escalation was monitored for each dose and approved without safety concerns following review by the Integrated Scientific Review Committee (iSRC). Preliminary data on the safety and tolerability confirm CVSQIV to be well tolerated. No serious adverse events or other dose-limiting effects were observed at any dose level.

As in the joint COVID-19 vaccine program, chemically modified mRNA will also be tested in the influenza program to ensure data-driven selection of the best performing candidate. A clinical program with chemically modified mRNA for influenza is expected to start later this year.

Oncology

Strategic Pillars to Increase Momentum in Oncology Pipeline

CureVac plans to build a meaningful portfolio and create long-term value in oncology to accelerate growth beyond the recent progress in prophylactic vaccines. Developing new oncology candidates is characterized by similar medical challenges as in infectious diseases, including selection and accessibility of disease-relevant antigens, enhancing antigen-induced immune activation, and triggering immune responses led by a strong induction of tumor-killing T cells.

Taking advantage of recent technology platform advances, particularly its second-generation mRNA backbone in infectious diseases, CureVac is evaluating targeted expansions of its unique mRNA approaches for the development of cancer vaccines based on three strategic pillars:

1.	Validation and optimization of its broad mRNA technology approach for T cell mediated tumor control against different classes of cancer antigens

2.	Build-up of a pipeline of cancer vaccine candidates targeting antigens predicted to be immunogenic and presented on tumors in cancer patients

3.	Addition of complementary platform technologies for improved antigen discovery, validation and optimization of vaccine design focusing on T cell activation

In this context, CureVac is committed to drive innovation in oncology by leveraging The RNA Printer®, CureVac’s automated end-to-end manufacturing solution for GMP-grade mRNA vaccines and therapeutics. The highly standardized system is expected to allow for rapid and highly flexible availability of mRNA to screen new targets and transition promising mRNA product candidates more efficiently into the clinic. Designed for small-scale quantities, the automated GMP-grade output of The RNA Printer® is designed to open avenues for personalized mRNA-based cancer therapies.

Corporate Development and Business Transformation

Advancing The RNA Printer®

On March 1, 2022, CureVac announced the establishment of CureVac RNA Printer GmbH, a fully owned CureVac company to advance The RNA Printer®. The RNA Printer® is CureVac’s solution for integrated and automated manufacturing of GMP-grade RNA vaccines and therapeutics. The new entity is designed as a platform and services company, providing a dedicated operational environment to further develop and establish The RNA Printer® as a manufacturing end-to-end solution. The system is powered by a proprietary and advanced manufacturing technology designed to cover all steps for rapid and standardized manufacturing of smaller scale mRNA medicines. Engineered in collaboration with Tesla Automation, The RNA Printer® aims to facilitate broad access to mRNA technology and accelerate the transition of innovative product concepts into the clinic across different therapeutic areas e.g., for rapid supply of new mRNA-based vaccines in pandemic situations or patient access to advanced and personalized mRNA-based therapies in oncology.

The company is led by Dr. Markus Bergmann, who joined CureVac RNA Printer GmbH as General Manager on March 1, 2022. Prior to this position, Dr. Bergmann held various management positions at ZF Group, Germany, and Rolls Royce plc, UK, building up a strong background in developing targeted product strategies, transforming businesses and increasing business efficiency. He started his career as a doctor at the University Hospital in Tübingen, Germany, in the Department of Hematology and Oncology. His medical background as well as his experience in a high-tech field represent a perfect fit to advance this manufacturing technology.

Pandemic Preparedness Contract with German Federal Government

In April 2022, CureVac and GSK entered a contract with the German federal government to supply mRNA vaccine doses at short notice and reserve manufacturing capacity in case of a public health emergency. Following a setup phase of up to two years, the contract grants the German federal government access to CureVac’s manufacturing capacity until 2029, enabling rapid availability of 80 million mRNA-based vaccine doses developed by CureVac and GSK during the remainder of the current pandemic or in future infectious disease outbreaks. By reserving this manufacturing capacity, the tender seeks to mitigate risks associated with potential supply challenges in a pandemic situation.

Under the contract, the federal government will pay CureVac and GSK an annual standby fee after successful completion of the setup period, which requires the companies to maintain manufacturing capacity at constant readiness. By ensuring the availability of manufacturing capacity in Germany, the arrangement will significantly contribute to strengthening pandemic preparedness.

Financial Update for the Fourth Quarter and Full-Year of 2021

Cash Position

Cash and cash equivalents decreased to €811.5 million as of December 31, 2021, from €1,322.6 billion as of December 31, 2020. In 2021, cash used in operations was mainly allocated to the advancement of all R&D activities and preparing for the supply of CVnCoV, CureVac’s first-generation COVID-19 vaccine candidate, which was withdrawn from the regulatory approval process in October 2021. Cash inflows were mainly provided by the raising of €404 million in net proceeds in a follow-on public offering in the first quarter of the year, an upfront payment of €75 million received in May 2021 related to the COVID-19 collaboration with GSK and €93.5 million in grant funds from the German Federal Ministry of Education and Research (BMBF).

Revenues

Revenues amounted to €41.2 million and €103.0 million for the three and twelve months ended December 31, 2021, respectively, representing an increase of €35.2 million and €54.1 million, or 587% and 111%, from €6.0 million and €48.9 million for the same periods in 2020.

The increase was primarily driven by revenues from the two collaborations we have with GSK and the termination of the Boehringer Ingelheim collaboration agreement. For both GSK collaboration agreements, total revenues of €74.3 million were recognized for the year ended December 31, 2021, compared to €8.8 million in the prior year. The termination of the Boehringer Ingelheim collaboration agreement accelerated the recognition of the remaining contract liability related to the upfront payment. In addition, an option fee payment of €5 million and the additional €7 million development milestone were recognized. For the year ended December 31, 2021, €26.0 million were recognized as revenues as a consequence of the termination of the Boehringer Ingelheim collaboration, compared to €1.9 million for the full year 2020.

In the year ended December 31, 2020, revenue primarily consisted of €34.9 million recognized from the former collaboration with Eli Lilly, including €33.1 million in contract liabilities.

Operating Result

Operating loss amounted to €5.5 million and €412.3 million for the three and twelve months ended December 31, 2021, representing a decrease of €41.1 million and an increase of €302.5 million, from €46.6 million and €109.8 million for the same periods in 2020.

The operating result was affected by several key drivers:

•	Cost of sales increased primarily due to the recognition of expenses related to contract manufacturing organization (CMO) set-up activities and, to a lesser extent, write-offs related to inventory in the period preceding the withdrawal of the EMA application for CVnCoV.

•	Research and development expenses increases were primarily attributable to significantly higher development expenses related to the Phase 2b/3 clinical trial for CVnCoV with 40,000 subjects. These expenses were mainly composed of costs incurred to clinical research organizations, an onerous contract provision for the remaining CVnCoV clinical trial costs and personnel costs involved in the remaining CVnCoV development. In addition, the increase was also driven by the recognition of settlement costs related to the termination of several CMO contracts and write-offs of CVnCoV-related prepayments and inventory.

•	General and administrative expenses increased due to consulting services for CVnCoV product launch readiness, personnel related costs with increased headcount and higher expense recognized on share-based payments awards made in 2021.

These impacts were partially compensated by income related to the release of governmental contract liabilities, related to the upfront payment from the European Commission (EC) and the grant from the BMBF, the German Federal Ministry of Education and Research.

On November 30, 2020, CureVac entered into an Advance Purchase Agreement (APA) with the EC for 225 million doses of CVnCoV on behalf and in the name of all member states of the European Union. Pursuant to the APA, an upfront payment was provided to support CureVac’s operations in the accelerated efforts to develop a safe and effective vaccine. The upfront payment of €450 million was paid by the EC and was included in contract liabilities as of December 31, 2020. The APA automatically terminated when CureVac notified the EC of the withdrawal of CVnCoV from the regulatory approval process in October 2021. Since CureVac was able to demonstrate that the upfront payment was spent in accordance with the contract, no repayment was required. The contract liability amounting to €450 million was released and recognized as income related to the release of governmental contract liabilities in the fourth quarter of 2021.

In July 2020, CureVac applied for a grant from the BMBF, provided as part of a special program to accelerate the research and development of urgently needed vaccines against SARS-CoV-2. Under the grant, CureVac was eligible for up to €252 million and payments were contingent on reaching predefined milestones. Based on the terms and conditions, the arrangement consisted of a separate grant component and a supply component with the German Federal Ministry of Health. The amount attributed to the supply of future deliveries was presented in contract liabilities as of December 31, 2020. CureVac reached all the predefined milestones for 2020. CureVac was not able to reach all predefined milestones for 2021 due to the withdrawal of CVnCoV from the EMA approval process.

In November 2021, CureVac notified the German Federal Ministry of Health of the inability to supply CVnCoV, triggering the automatic termination of the supply component of the agreement. As a result, the contract liability of €124.5 million was released and recognized as income in the fourth quarter of 2021. In addition, in 2021, other income of €67.7 million was mostly recognized from grants from government agencies, primarily the BMBF. From 2020 to December 2021, CureVac received a total of €196.3 million under this grant.

Financial Result (Finance Income and Expenses)

Financial result, on a net basis, for the three and twelve months ended December 31, 2021, was a gain of €1.0 million and a loss of €0.2 million, respectively, representing an increase of €11.7 million and €19.8 million, from a loss of €10.7 million and €20.0 million for the same periods in 2020. Financial result for the twelve months ended December 31, 2021, was mainly driven by negative interest on cash, held in liquid funds to support the development and manufacturing activities of CVnCoV and CV2CoV. Negative interest on cash was almost fully offset by foreign exchange gains. The financial result for the twelve months ended December 31, 2020, was mainly driven by interest recognized on convertible loans, which were fully repaid in August 2020.

Pre-Tax Loss

Pre-tax losses were €4.5 million and €412.5 million for the three and twelve months ended December 31, 2021, respectively, compared to €57.3 million and €129.8 million in the same respective periods of 2020.

Conference call and webcast details

Dial-in numbers to participate in the conference call:

U.S. Toll-Free:	+1-877-407-0989
International:	+1-201-389-0921
Germany:	0800 182 0040

The live webcast link can be accessed via the newsroom section of the CureVac website at https://www.curevac.com/en/newsroom/events/

Corresponding presentation slides will be posted shortly before the start of the webcast.

A replay will be made available at this website after the event.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH and CureVac RNA Printer GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2020	December 31, 2021
Cash and Cash Equivalents	1,322.6	811.5

	Three months ended December 31,
(in € millions)	2020	2021
Revenue	6.0	41.2
Cost of Sales, Operating Expenses & Other Operating Income	-52.6	-46.7
Operating Result	-46.6	-5.5
Financial Result	-10.7	1.0
Pre-Tax Loss	-57.3	-4.5

	Twelve months ended December 31,
	2020	2021
(in € millions)	Summary of Audited Full Year Accounts
Revenue	48.9	103.0
Cost of Sales, Operating Expenses & Other Operating Income	-158.7	-515.3
Operating Result	-109.8	-412.3
Financial Result	-20.0	-0.2
Pre-Tax Loss	-129.8	-412.5